Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Laura E. Flores
202.739.5684
lflores@morganlewis.com
August 25, 2011
VIA Edgar Correspondence
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Rydex Series Funds (the “Trust”) — Post Effective Amendment No. 105 (File Nos. 033-59692 and 811-07584)
Dear Ms. Browning:
This letter responds to your comments conveyed to us during a telephone conference on July 13, 2011 relating to the Trust’s Post-Effective Amendment No. 105 (“PEA No. 105”), filed on May 27, 2011. The purpose of PEA No. 105 was to: (i) reflect revised investment objectives for the Mid-Cap 1.5x Strategy Fund and Russell 2000® 1.5x Strategy Fund; (ii) reflect revised investment objectives and strategies for the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Strategy Fund; (iii) reflect the addition of American Independence Financial Services, LLC as sub-adviser for the Long Short Interest Rate Strategy Fund; (iv) reflect the removal of the Distribution (12b-1) Fee from A-Class Shares of the U.S. Government Money Market Fund; and (v) reflect changes in the holding period terms of the A-Class Shares. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds’ Prospectuses and/or Statement of Additional Information (“SAI”).
Prospectus Comments:
1.	Comment. Please add risk disclosure to the cover page of the Prospectus explaining that the Funds pursue hedge fund strategies and, thus, are subject to risks that are similar to those of hedge funds.

Response. We respectfully decline to include the additional requested disclosure because we believe that such disclosure is not required by Form N-1A nor warranted by the Funds’ investments. While the Funds do seek to generate investment performance that may be similar to certain common hedge fund investment strategies, the Funds are structured as open-end management companies and will seek to achieve their respective investment objectives using only investments and investment techniques that are suitable for an open-end management company and its rigorous liquidity requirements. Therefore, we do not believe that the Funds present the

Ms. Kimberly Browning
August 25, 2011

same risks as hedge funds, which have greater flexibility to use investment techniques and invest in instruments that may generate greater leverage and/or illiquidity than a fund structured as an open-end management company.

The Funds’ Prospectus currently discloses that “[t]he Funds are designed for investors who understand derivatives and hedge fund strategies and the risks associated with such investments and strategies.” We also have added the following disclosure to Item 9 of the Funds’ Prospectus:

“Alternatives Funds. While the Alternatives Funds seek to target return characteristics similar to those achieved by certain hedge fund strategies, the Alternatives Funds are registered investment companies and, thus, are subject to the comprehensive regulatory scheme of the Investment Company Act of 1940 and other federal securities laws. As a result, the Alternatives Funds are not permitted to engage in certain investment activities to the same extent as hedge funds, such as borrowing and leverage and, thus, may seek to achieve their investment objectives through the use of investment techniques that differ from those employed by hedge funds.”

2.	Comment. For the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund and Long Short Equity Strategy Fund, discuss in each Fund’s Item 4 section the significance of the indices referenced in Item 9 of the Funds’ Prospectus.

Response. The indices referenced in Item 9 of the Funds’ Prospectus are built based on security selection methodologies that are similar to those used by the Funds. As a result, the descriptions of the indices provide useful comparative information. The Funds, however, do not seek to track the performance of these indices nor are the sponsors of the indices involved in the day-to-day management of the Funds. Therefore, we respectfully decline to add the requested disclosure to the Funds’ Item 4 disclosure.

3.	Comment. For the Event Driven and Distressed Strategies Fund, please explain to the staff whether the Fund’s name is subject to Rule 35d-1 under the Investment Company Act of 1940, and if so, how the Fund satisfies the 80% investment requirement set forth in Rule 35d-1.

Response. The name of the Event Driven and Distressed Strategies Fund is derived from the names of common categories of hedge fund strategies and, thus, suggest types of investment strategies rather than types of investments.[1] For example, event driven hedge fund strategies include merger (risk) arbitrage strategies, credit structure arbitrage strategies and various other credit and distressed issuer-focused strategies. Therefore, we do not believe that the Fund is subject to Rule 35d-1 or the 80% investment requirement set forth in Rule 35d-1. Moreover, we do not believe that the Fund’s name “would lead a reasonable investor to conclude that the [Funds] invest[] in a manner that is inconsistent with the [Funds’] intended investments or the risks of those investments.”[2]

[1]	“[T]he rule does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.” “Final Rule: Investment Company Names,” Investment Company Act Release No. 24828 (Jan. 17, 2001).

[2]	Id.

Ms. Kimberly Browning
August 25, 2011

4.	Comment. As applicable, please explain why each Fund’s investment in investment companies is considered a principal investment strategy when the Fund’s fee table does not disclose “Acquired Fund Fees and Expenses.”

Response. We have confirmed with our client that investing in investment companies is a principal part of the investment strategies of those Funds that disclose the risk of investing in other investment companies. The fact that certain of the Funds do not have a separate “Acquired Fund Fees and Expenses” line item in their fee tables is not definitive evidence that such investments are not a principal investment strategy of the Funds. Rather, whether a Fund’s investments in other investment companies warrants a separate line item in the Fund’s fee table depends on several different factors, including the amount of the indirect expense of such investment, the net assets of the Fund, and the number of days such investment is held in the Fund’s portfolio. Nonetheless, our client continues to estimate that Acquired Fund Fees and Expenses will be less than 0.01%. We, however, have included additional disclosure in the Funds’ “Principal Investment Strategies” sections to notify shareholders that the extent of the Funds’ investment in the types of investments described in the Funds’ “Principal Investment Strategies” sections may vary from day to day depending on a variety of factors, including the price and availability of investments.

5.	Comment. Please revise each reference to “high yield securities” to indentify such securities as “junk bonds.”

Response. We have revised the disclosure as requested.

6.	Comment. In each Fund’s “Principal Investment Strategy” section, please refrain from using equivocal terms in the descriptions of the types of financial instruments and securities each Fund may invest in as part of its principal investment strategy. In addition, please identify the types of equity securities in which the Funds will invest.

Response. Where appropriate we have revised the disclosure accordingly. However, with respect to the types of derivatives each Fund may invest in, we have confirmed with our client that the use of “primarily” to describe the types of investments the Fund may invest in is accurate, and respectfully decline to revise the description of the Fund’s investments in a manner that might imply that the list of instruments is all-inclusive.

7.	Comment. Please disclose in each Fund’s “Principal Investment Strategies” section, how the Fund intends to use derivatives, i.e., whether they are used for speculative or hedging purposes.

Response. As applicable, we have revised each Fund’s “Principal Investment Strategies” section to disclose that “the Fund may invest in derivatives for hedging and non-hedging purposes.”

8.	Comment. Please disclose the maximum percentage of a Fund’s assets that may be invested with any single counterparty. In addition, please augment the disclosure concerning what factors the Funds and Advisor consider when selecting/approving counterparties.

Response. We respectfully decline to disclose the maximum percentage of a Fund’s assets that may be invested with any single counterparty because we do not believe such disclosure is required or particularly useful to investors. However, we have confirmed with our client that it is

Ms. Kimberly Browning
August 25, 2011

the Advisor’s practice to seek to maintain each Fund’s exposure to any single counterparty at or below 10% of the Fund’s net assets. In addition, we have augmented the Funds’ “Counterparty Credit Risk” disclosure as follows (new language appears in bold):

“Counterparty Credit Risk — The Fund may invest in financial instruments involving counterparties for the purpose of attempting to gain exposure to a particular group of securities, index or asset class without actually purchasing those securities or investments, or to hedge a position. Such financial instruments include, among others, total return, index, interest rate swaps, and structured notes. The Fund will use short-term counterparty agreements to exchange the returns (or differentials in rates of return) earned or realized in particular predetermined investments or instruments. The use of swap agreements, structured notes and other similar instruments involves risks that are different from those associated with ordinary portfolio securities transactions. For example, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. If a counterparty defaults on its payment obligations to the Fund, this default will cause the value of your investment in the Fund to decrease. In addition, the Fund may enter into swap agreements with a limited number of counterparties, and may invest in commodity-linked structured notes issued by a limited number of issuers that will act as counterparties, which may increase the Fund’s exposure to counterparty credit risk. The Fund will not enter into any agreement with a counterparty unless the Advisor believes that the other party to the transaction is creditworthy. The Advisor considers factors such as counterparty credit ratings and financial statements among others when determining whether a counterparty is creditworthy. The Advisor regularly monitors the creditworthiness of each counterparty that the Fund enters into a transaction with. Swap agreements and structured notes also may be considered to be illiquid.

9.	Comment. Please disclose the credit quality of the fixed income securities that each Fund may invest in.

Response. For each Alternatives Fund that invests in fixed income securities, we have revised the Fund’s “Principal Investment Strategy” to disclose that high quality fixed income securities mean fixed income securities that are rated AA or higher.

10.	Comment. Please confirm that for each Fund that incurs short interest expense or short dividend expense in excess of 0.01%, a separate line item identifying the amount of such expense is included in the Fund’s fee table.

Response. We have confirmed with our client, that each Fund that incurs short interest expense or short dividend expense in excess of 0.01% includes a separate line item for such expense in its fee table.

11.	Comment. Certain of the Funds’ “Principal Investment Strategies” sections state that the Fund “also may enter into short sales and invest in short positions of certain investments.” Please disclose what investments “certain investments” is referencing.

Response. “Certain Investments” in this context refers to each Fund’s portfolio investments. In other words, each Fund may enter into short sales on and invest in short positions of any of the

Ms. Kimberly Browning
August 25, 2011

investments in the Fund’s portfolio. We have revised the disclosure to make the meaning more clear.

12.	Comment. Please confirm that each Fund’s principal investment strategies are disclosed in the Fund’s Summary section.

Response. We have confirmed with our client, that each Fund’s principal investment strategies are disclosed in the Fund’s Summary section.

13.	Comment. Please change the heading “Investment Strategies” in the Item 9 disclosure to “Principal Investment Strategies.”

Response. We have revised the heading accordingly.

14.	Comment. For each Fund, please confirm that all principal risks are disclosed in each Fund’s Summary section and that each risk disclosed in Item 9 corresponds to the disclosure in Item 4. In addition, please confirm that the principal risks disclosed in the SAI correspond with those disclosed in the Prospectus, and that the risk disclosure in the SAI distinguishes between principal and non-principal risks.

Response. We have confirmed with our client that all of the principal risks for each Fund are disclosed in each Fund’s Summary section and that each principal risk disclosed in Item 9 corresponds to the disclosure in Item 4. We further confirm that each principal risk disclosed in the SAI also is disclosed in the Prospectus and that the SAI specifies which risks are considered principal and non-principal.
*  *  *
I hereby acknowledge on behalf of Rydex Series Funds (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores Laura E. Flores

cc:	Amy J. Lee, Esq. W. John McGuire, Esq.